P.E. 2/1/02

02014954

RECD S.E.C.

FEB 15 2002

1086

OMB APPROVAL	
OMB Number:	3235-0116
Expires:	March 31, 2003
Estimated average burden hours per response	.......2.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002.

Savia, S.A. de C.V.

(Translation of registrant's name into English)

Av. Batallon de San Patricio NO. 111, Piso 4, Col. Valle Oriente
San Pedro Garza Garcia, N.L. 66269 - MEXICO

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 3412 .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.

(Registrant)

Date February 15, 2002

By /s/ Bernardo Jimenez

(Signature) *

Bernardo Jimenez
Chief Financial Officer

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

* Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders or each class of securities to which any reporting obligation under Section 13(a) of 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** Quarter: **4** Year: **2000**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**62,850,786**	**100**	**63,911,877**	**100**
2	**CURRENT ASSETS**	**38,920,518**	**62**	**35,982,367**	**56**
3	CASH AND SHORT-TERM INVESTMENTS	10,333,064	16	10,546,016	17
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,897,705	3	1,937,961	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	16,685,927	27	14,111,685	22
6	INVENTORIES	5,364,825	9	5,428,667	8
7	OTHER CURRENT ASSETS	4,638,997	7	3,958,038	6
8	**LONG-TERM**	**1,201,380**	**2**	**3,214,258**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	838,143	1	1,848,975	3
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	363,237	1	1,365,283	2
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,858,699**	**14**	**9,288,808**	**15**
13	PROPERTY	6,379,043	10	6,717,932	11
14	MACHINERY AND INDUSTRIAL	3,052,122	5	3,074,608	5
15	OTHER EQUIPMENT	1,613,274	3	1,662,242	3
16	ACCUMULATED DEPRECIATION	2,563,435	4	2,229,192	3
17	CONSTRUCTION IN PROGRESS	377,695	1	63,218	0
18	**DEFERRED ASSETS (NET)**	**13,826,153**	**22**	**15,190,437**	**24**
19	**OTHER ASSETS**	**44,036**	**0**	**236,007**	**0**
20	**TOTAL LIABILITIES**	**43,078,284**	**100**	**41,345,870**	**100**
21	**CURRENT LIABILITIES**	**34,928,912**	**81**	**23,884,637**	**58**
22	SUPPLIERS	837,440	2	1,053,108	3
23	BANK LOANS	9,087,127	21	1,798,049	4
24	STOCK MARKET LOANS	158,665	0	110,053	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	24,845,680	58	20,923,427	51
27	**LONG-TERM LIABILITIES**	**1,424,276**	**3**	**13,027,044**	**32**
28	BANK LOANS	717,522	2	10,229,142	25
29	STOCK MARKET LOANS	699,682	2	219,812	1
30	OTHER LOANS	7,072	0	2,578,090	6
31	**DEFERRED LOANS**	**1,519,535**	**4**	**0**	**0**
32	**OTHER LIABILITIES**	**5,205,561**	**12**	**4,434,189**	**11**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**19,772,502**	**100**	**22,566,007**	**100**
34	**MINORITY INTEREST**	**7,612,708**	**39**	**5,323,921**	**24**
35	**MAJORITY INTEREST**	**12,159,794**	**61**	**17,242,086**	**76**
36	**CONTRIBUTED CAPITAL**	**5,770,931**	**29**	**6,013,036**	**27**
37	PAID-IN CAPITAL STOCK (NOMINAL)	7,194	0	7,256	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,442,618	7	1,442,620	6
39	PREMIUM ON SALES OF SHARES	4,321,119	22	4,563,160	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**6,388,863**	**32**	**11,229,050**	**50**
42	RETAINED EARNINGS AND CAPITAL RESERVE	14,502,928	73	15,758,708	70
43	REPURCHASE FUND OF SHARES	2,607,096	13	2,787,955	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,681,503)	(39)	(6,061,984)	(27)
45	NET INCOME FOR THE YEAR	(3,039,658)	(15)	(1,255,629)	(6)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**

SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**10,333,064**	**100**	**10,546,016**	**100**
46	CASH	607,633	6	370,562	4
47	SHORT-TERM INVESTMENTS	9,725,431	94	10,175,454	96
18	**DEFERRED ASSETS (NET)**	**13,826,153**	**100**	**15,190,437**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,463,792	18	2,684,274	18
49	GOODWILL	11,218,695	81	12,506,163	82
50	DEFERRED TAXES	143,666	1	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**34,928,912**	**100**	**23,884,637**	**100**
52	FOREING CURRENCY LIABILITIES	20,383,440	58	9,906,311	41
53	MEXICAN PESOS LIABILITIES	14,545,472	42	13,978,326	59
24	**STOCK MARKET LOANS**	**158,665**	**100**	**110,053**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	158,665	100	110,053	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**24,845,680**	**100**	**20,923,427**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	1,268,944	5	250,634	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	23,576,736	95	20,672,793	99
27	**LONG-TERM LIABILITIES**	**1,424,276**	**100**	**13,027,044**	**100**
59	FOREING CURRENCY LIABILITIES	399,545	28	11,995,416	92
60	MEXICAN PESOS LIABILITIES	1,024,731	72	1,031,628	8
29	**STOCK MARKET LOANS**	**699,682**	**100**	**219,812**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	699,682	100	219,812	100
30	**OTHER LOANS**	**7,072**	**100**	**2,578,090**	**100**
63	OTHER LOANS WITH COST	7,072	100	2,578,090	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,519,535**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0		0
66	DEFERRED TAXES	1,519,535	100		0
67	OTHERS	0	0		0
32	**OTHER LIABILITIES**	**5,205,561**	**100**	**4,434,189**	**100**
68	RESERVES	5,205,561	100	4,434,189	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,681,503)**	**100**	**(6,061,984)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,681,503)	(100)	(6,061,984)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 4 YEAR: 2000

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

JUDGED INFORMATION

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,991,606	12,097,730
73	PENSIONS FUND AND SENIORITY PREMIUMS	960,283	1,062,747
74	EXECUTIVES (*)	2,088	2,366
75	EMPLOYERS (*)	8,035	8,684
76	WORKERS (*)	4,243	7,965
77	CIRCULATION SHARES (*)	466,529,934	470,592,934
78	REPURCHASED SHARES (*)	4,063,000	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**

SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**30,810,504**	**100**	**27,292,141**	**100**
2	COST OF SALES	25,946,335	84	21,882,920	80
3	**GROSS INCOME**	**4,864,169**	**16**	**5,409,221**	**20**
4	OPERATING	7,422,515	24	4,950,595	18
5	**OPERATING INCOME**	**(2,558,346)**	**(8)**	**458,626**	**2**
6	TOTAL FINANCING COST	669,704	2	432,418	2
7	**INCOME AFTER FINANCING COST**	**(3,228,050)**	**(10)**	**26,208**	**0**
8	OTHER FINANCIAL OPERATIONS	421,988	1	959,980	4
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(3,650,038)**	**(12)**	**(933,772)**	**(3)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	812,247	3	285,343	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(4,462,285)**	**(14)**	**(1,219,115)**	**(4)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(4,462,285)**	**(14)**	**(1,219,115)**	**(4)**
14	INCOME OF DISCONTINUOUS OPERATIONS	(247,594)	(1)	(98,681)	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(4,214,691)**	**(14)**	**(1,120,434)**	**(4)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	18,402	0	67,885	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(4,233,093)**	**(14)**	**(1,188,319)**	**(4)**
19	NET INCOME OF MINORITY INTEREST	(1,193,435)	(4)	67,310	0
20	**NET INCOME OF MAJORITY INTEREST**	**(3,039,658)**	**(10)**	**(1,255,629)**	**(5)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**
SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**30,810,504**	**100**	**27,292,141**	**100**
21	DOMESTIC	23,828,451	77	19,388,425	71
22	FOREIGN	6,982,053	23	7,903,716	29
23	TRANSLATED INTO DOLLARS (***)	727,320	2	823,329	3
6	**TOTAL FINANCING COST**	**669,704**	**100**	**432,418**	**100**
24	INTEREST PAID	1,344,602	201	1,570,464	363
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	232,612	35	332,558	77
27	EXCHANGE PROFITS	88,313	13	369,039	85
28	GAIN DUE TO MONETARY POSITION	(353,973)	(53)	(436,449)	(101)
8	**OTHER FINANCIAL OPERATIONS**	**421,988**	**100**	**959,980**	**100**
29	OTHER NET EXPENSES (INCOME) NET	248,233	59	787,554	82
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	173,755	41	172,426	18
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**812,247**	**100**	**285,343**	**100**
32	INCOME TAX	223,469	28	254,985	89
33	DEFERED INCOME TAX	550,778	68	0	0
34	WORKERS' PROFIT SHARING	28,729	4	30,358	11
35	DEFERED WORKERS' PROFIT SHARING	9,271	1	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**

SAVIA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	30,994,827	27,494,226
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	30,810,504	27,292,141
39	OPERATION INCOME (**)	(2,558,346)	458,626
40	NET INCOME OF MAYORITY INTEREST(**)	(3,039,658)	(1,255,629)
41	NET CONSOLIDATED INCOME (**)	(4,233,093)	(1,188,319)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(4,233,093)**	**(1,188,319)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	3,830,497	2,396,026
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(402,596)**	**1,207,707**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	3,277,787	3,516,044
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**2,875,191**	**4,723,751**
6	CASH FLOW FROM EXTERNAL FINANCING	(4,265,077)	8,484,229
7	CASH FLOW FROM INTERNAL FINANCING	(65)	609,760
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(4,265,142)**	**9,093,989**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**1,176,999**	**(10,101,162)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(212,952)	3,716,578
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,546,016	6,829,438
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,333,064	10,546,016

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**3,830,497**	**2,396,026**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,932,961	1,336,678
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(102,464)	1,059,348
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**3,277,787**	**3,516,044**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(1,523,153)	(13,249,322)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(886,844)	(973,166)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(412,173)	(5,568,653)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(215,668)	341,389
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	6,315,625	22,965,796
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(4,265,077)**	**8,484,229**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	7,337,690	650,909
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	479,871	5,299,000
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	2,534,320
27	(-) BANK FINANCING AMORTIZATION	(9,511,620)	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(2,571,018)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(65)**	**609,760**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(65)	194
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	609,566
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**1,176,999**	**(10,101,162)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,289,513	(7,216,406)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(488,142)	(1,173,633)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(624,372)	(1,711,123)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**
SAVIA, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(13.74) %	(4.35) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(25.00) %	(7.28) %
3	NET INCOME TO TOTAL ASSETS (**)	(6.74) %	(1.86) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	%	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(8.36) %	(36.73) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.49 times	0.43 times
7	NET SALES TO FIXED ASSETS (**)	3.48 times	2.94 times
8	INVENTORIES ROTATION (**)	4.84 times	4.03 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	19 days	22 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.26 %	10.34 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	68.54 %	64.69 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.18 times	1.83 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	48.24 %	52.97 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	16.08 %	140.24 %
15	OPERATING INCOME TO INTEREST PAID	(1.90) times	0.29 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.72 times	0.66 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.11 times	1.51 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.96 times	1.28 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.90 times	0.87 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	29.58 %	44.15 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(1.31) %	4.43 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	10.64 %	12.88 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.14 times	3.01 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	93.29 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	6.71 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(41.47) %	11.62

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**
SAVIA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(6.48)		$	(2.67)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(9.51)		$	(2.59)	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.53		$	0.21	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.14	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	26.06		$	36.64	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.68	times		1.63	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(6.77)	times		(22.40)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

TWELVE-MONTH CONSOLIDATED RESULTS

Net consolidated sales for the year amounted to Ps.30,812 million, a 13% increase from 1999. To facilitate the analysis, Savia segregates results in two segments: the industrial and commercial sector (ICS) and the financial services sector (FSS). The ICS includes agrotechnology, packaging and other business operations. The FSS includes Seguros Comercial America (SCA) and its subsidiaries. ICS's sales for the year amounted to Ps.8,879 million, a 9% decline compared with the previous year. This decline was the result of the contraction in the North American market, divestiture of non-core agrotechnology operations and a weakening of the Euro. FSS' sales for the period amounted to Ps.21,933 million, an increase of 25% when compared with 1999. Consolidated 1999 results for FSS only take into account the March-December period. Foreign currency denominated sales for the period at FSS reached Ps.11,554 million, representing 38% of total sales.

For the year, Savia registered a consolidated operating loss of Ps.2,558, as a result of non-recurring extraordinary charges and the negative impact of the volatility of the Mexican stock market upon SCA's financial revenues. The ICS reported an operating loss of Ps.750 million pesos, compared with operating income of Ps.213 million for the same period last year. The FSS reported an operating loss of Ps.1,807 million, versus a Ps.245 million profit during 1999.

During the period, the Company posted a net consolidated loss of Ps.4,232 million. In addition to the extraordinary charges mentioned before, results for the year were also negatively impacted by the mandatory implementation of rule Boletín D-4 (deferred taxes) effective from the beginning of 2000. Results for the year also included a Ps.2,917 million non-cash charge in connection with the absorption of the goodwill generated by the acquisition of businesses and joint ventures. Majority loss for 2000 reached Ps.3,039 million, equivalent to a Ps. 6.48 loss per share or US$2.70 per ADR.

Seguros Comercial América S.A. de C.V. and its subsidiaries (BMV: SEGCOAM), contributed with Ps.21,933 million in sales, representing a 25% increase over 1999. The company posted an operating loss of Ps.1,807 million versus a Ps.245 million profit in 1999. Consolidated results for 1999 only take into account the period from March through December. As stated by SCA in its annual report, "underwriting income, main indicator of the company's strength, increased to Ps.1,409 million, an 18% improvement compared with fiscal year 1999." As mentioned in previous announcements, the loss reported in the period was mainly due a decline in SCA's financial income as a result unrealized losses resulting from the volatility in the Mexican stock exchange. Despite this, the fundamental structure of the business remained unaffected.

During the second half of 2000, Eugenio Nájera Solórzano was named President and Chief Operating Officer of Seminis (NASDAQ: SMNS), the world's leading producer, developer and marketer of fruit and vegetable seeds. Mr. Najera developed and initiated the implementation of an operating optimization plan and restructuring initiatives aimed at returning the company to profitability. Results for the fourth quarter of 2000 show the first signs of improvement as a result of these measures. Excluding foreign exchange losses and the impact of divestitures of non-core businesses, sales for that period increased 6.1%.

Simultaneously, operating costs, excluding non-recurring charges resulting from the restructuring, declined 12%.

Seminis' sales for the January-December 2000 period reached Ps.4,614 million, a 13% decline over the same period of 1999. Operating loss amounted to Ps.372 million, compared with a Ps.700 million operating income for 1999. The decline in sales was mainly due to the divestiture of non-core assets, the contraction in the North American fruit and vegetable seed market and the devaluation of the Euro. Seminis continues the negotiation of its US$317 million syndicated loan agreement.

Bionova implemented the divestiture of its non-profitable assets, which will allow the company to improve its operations, albeit a short-term negative impact on sales. Bionova's sales for the year amounted to Ps.2,166 million, 9% below those reported in 1999. Operating loss for the year, however, reached Ps.225 million, representing a 5% improvement over the Ps. 236 million loss registered in 1999.

Sales for Empaques Ponderosa amounted to Ps.1,413 million, a 6% decline compared with the previous year. The decline in sales was mainly due to a reduction in the price of boxboard in real terms, as a result of higher inflation and the stronger peso. In addition, increased import of consumer products driven by the strong peso resulted in a contraction of domestic demand for boxboard. Operating income for the year declined 31% to Ps.254 million, when compared with 1999. EBITDA margin for the January-December period was 24%. The divestiture of the Aluprint subsidiary during the first quarter of 2000 allowed Empaques to focus its packaging division's operations on the manufacturing of recycled boxboard and the collection and sale of secondary fiber.

CONSOLIDATED FOURTH QUARTER RESULTS

Net sales for the fourth quarter of 2000 amounted to Ps. 7,780 million, compared with Ps.8,146 million for the same period of last year. Foreign currency denominated sales reached Ps.2,558 million, representing 33% of the Company's total consolidated sales. Of total sales for the quarter, the ICS sales declined by 15% to Ps.1,674 million, while the FSS remained relatively unchanged at Ps. 6,106 million.

During the fourth quarter of 2000, Savia posted a Ps.1,073 million consolidated operating loss, compared with Ps.23 million loss for the same period of 1999. The ICS posted a Ps.359 million operating loss, versus a Ps.266 million loss for the same quarter last year. The FSS registered a Ps.714 million loss during the quarter, compared with Ps.243 million in operating profit last year.

For the quarter, the Company reported a Ps. 1,527 million consolidated net loss, compared with a Ps.676 million loss for the same quarter in 1999. Majority loss for the quarter was Ps.1,068 million, representing a loss of Ps. 2.31 per share, or a loss of US$0.96 per ADR.

Fourth quarter 2000 consolidated revenues for SCA and its subsidiaries remained relatively unchanged year-over-year at Ps.6,106 million. During the quarter, SCA registered a Ps.714 million operating loss. SCA's combined ratio (technical margin before fixed costs) for the quarter, one of the company's efficiency indices, improved year-over-year by 28%.

Seminis' total sales for the quarter amounted to Ps.754 million, a 6% decline from the same period last year. Excluding the negative impact of foreign exchange losses and divestitures of non-core businesses, sales for the quarter increased 6%. Operating expenses (excluding non-recurring charges) declined 7%. For the quarter, Seminis posted a Ps.151 million operating loss, a 3% increase from a loss of Ps.147 million for the same quarter of the previous year.

Bionova (AMEX: BVA) sales for the fourth quarter of 2000 amounted to Ps.556 million, an 8% decline over last year. During the period, Bionova registered a Ps.45 million operating loss, a 54% improvement over the Ps.97 million loss posted in the same period of last year.

Empaques Ponderosa (BMV: EMPAQ) sales for the quarter declined 19% to Ps.316 million, from Ps.391 million registered in the same period the previous year. During the period, sales volume of recycled secondary fiber continued to grow, increasing year-over-year by 34%. In addition, the company exported 16% of its boxboard production. Operating income reached Ps.26 million, compared with Ps.96 million for the fourth quarter of 1999.

BASES OF PREPARATION OF THE FINANCIAL STATEMENTS:

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF SAVIA AND ALL ITS SUBSIDIARIES. THE INDIVIDUAL FINANCIAL STATEMENTS OF SAVIA ARE PREPARED TO COMPLY WITH LEGAL REQUIREMENTS TO WHICH IT IS SUBJECT AS AN INDEPENDENT LEGAL ENTITY; IN THESE FINANCIAL STATEMENTS THE INVESTMENT IN SHARES OF SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. COMMENCING IN 1999, THE CONSOLIDATED FINANCIAL STATEMENTS REFLECT A COMBINATION OF THE INDUSTRIAL AND COMMERCIAL ACTIVITIES WHICH THE COMPANY HAS TRADITIONALLY CARRIED OUT THROUGH ITS SUBSIDIARIES (AGROTECHNOLOGY, PACKAGING AND OTHER BUSINESSES), AND THE INSURANCE SERVICES RENDERED IN MEXICO, REPRESENTED BY THE SALE OF INSURANCE AND BONDING POLICES, AS WELL AS BY THE FINANCIAL LEASING, FACTORING, WAREHOUSING AND MORTGAGE LOAN OPERATIONS CARRIED OUT BY SCA AND ITS SUBSIDIARIES.

THE FINANCIAL STATEMENTS HAVE BEEN PREPARED ON THE FOLLOWING BASES:

(I) ALL SIGNIFICANT INTER-COMPANY OPERATIONS AND BALANCES HAVE BEEN ELIMINATED IN CONSOLIDATION.

(II) THE PREPARATION OF THE FINANCIAL INFORMATION IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEX-GAPP) REQUIRES THAT MANAGEMENT MAKE ESTIMATES AND ASSUMPTIONS WHICH AFFECT THE FIGURES IN THE BALANCE SHEET AND IN THE STATEMENT OF INCOME FOR THE PERIOD; ACTUAL RESULTS MAY DIFFER FROM THESE ESTIMATES.

(III) THE FINANCIAL STATEMENTS OF ALL CONSOLIDATED ENTITIES HAVE BEEN CONFORMED TO MEX-GAAP.THE SUBSIDIARIES CONSIDERED AS FOREIGN OPERATIONS ORIGINALLY PREPARE THIER FINANCIAL STATEMENTS IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (US-GAAP). THE FINANCIAL STATEMENTS OF SCA ARE ORIGINALLY PREPARED AND ISSUED TO COMPLY WITH THE REGULATION AND ACCOUNTING PRACTICES ESTABLISHED BY THE NATIONAL INSURANCE AND BONDING COMMISSION (NIBC).

(IV) THE COMPANY APPLIES THE ACCOUNTING STANDARDS CONTAINED IN STATEMENT B-10 (RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION), AS AMENDED, AND IN STATEMENT B-15 (TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS), ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THE PRINCIPAL PROVISIONS OF THESE STANDARDS ARE AS FOLLOWS:

. INVENTORIES AND COST OF SALES FOR EACH OF THE YEARS ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COSTS. PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION AT EACH YEAR END AND FOR THE YEAR, AND OTHER

NONMONETARY ASSETS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) ISSUED BY BANCO DE MEXICO (THE CENTRAL BANK).

.THE COMPONENTS OF STOCKHOLDERS' EQUITY ARE RESTATED BY THE AMOUNTS NECESSARY TO MAINTAIN THEIR PURCHASING POWER EQUIVALENT IN MEXICAN PESOS, USING FACTORS DERIVED FROM THE NCPI.

.THE CUMULATIVE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS (THE NET DIFFERENCE BETWEEN CHANGES IN THE NET REPLACEMENT COST, PRIMARILY OF INVENTORIES AND COST OF SALES, AND THE INDEXED HISTORICAL COSTS BASED ON THE NCPI) IS INCLUDED IN STOCKHOLDERS' EQUITY UNDER THE CAPTION "DEFICIT ON RESTATEMENT OF CAPITAL".

.THE PURCHASING POWER GAIN OR LOSS FROM HOLDING MONETARY ITEMS IS INCLUDED IN COMPREHENSIVE FINANCING INCOME (COST).

THE MOST IMPORTANT INDEXES (NCPI) USED TO RECOGNIZE THE EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS WERE: 336.5960 AND 308.9190 AS OF DECEMBER 31, 2000 AND 1999, RESPECTIVELY (1994=100). TO RECOGNIZE INFLATION IN OTHER COUNTRIES, MAINLY THE UNITED STATES, INDEXES PUBLISHED BY THE BANCO DE MEXICO WERE USED.

THE ABOVE-MENTIONED STATEMENT B-15 ESTABLISHES RULES FOR THE TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES CONSIDERED AS FOREIGN ENTITIES, ON THE FOLLOWING BASIS: (I) THE FIGURES OF SUCH SUBSIDIARIES (PREVIOUSLY CONFORMED TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO) ARE RESTATED BY APPLYING THE GENERAL INFLATION INDEX OF THE COUNTRY OF ORIGIN AND THEN TRANSLATED TO MEXICAN PESOS AT THE RATES OF EXCHANGES PREVAILING AT THE LATEST BALANCE SHEET DATE; (II) WHEN AN INVESTMENT IN A FOREING SUBSIDIARY HAS BEEN DESIGNATED AS AN ECONOMIC HEDGE OF A FOREIGN CURRENCY LIABILITY, ANY EXCHANGE DIFFERENCES ARISING FROM SUCH LIABILITY SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' "EQUITY UNDER THE CAPTION "CUMULATIVE TRANSLATION ADJUSTMENT".

OTHER SIGNIFICANT ACCOUNTING POLICES, INCLUDING THE CONCEPTS, METHODS AND CRITERIA RELATIVE TO THE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION, ARE SUMMARIZED BELOW:

A. FOREIGN CURRENCY TRANSACTIONS

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES ARE STATED IN MEXICAN CURRENCY AT THE RATES OF EXCHANGE IN EFFECT AT THE BALANCE-SHEET DATE. EXCHANGE DIFFERENCES ARISING FROM CHANGES IN THE EXCHANGE RATES BETWEEN THE TRANSACTION AND SETTLEMENT DATES, OR THE BALANCE-SHEET DATE, ARE CHARGED OR CREDITED TO INCOME.

EXCHANGE DIFFERENCES ARISING FROM HEDGED LIABILITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

B. TEMPORARY INVESTMENTS

THESE INVESTMENTS ARE STATED AT THEIR MARKET VALUE. DIFFERENCES ARISING BETWEEN THE AMOUNT AT THE INVESTMENT DATE AND BALANCE SHEET DATE ARE RECORDED IN COMPREHENSIVE FINANCING INCOME (COST).

C. INVENTORIES AND COST OF SALES

INVENTORIES ARE RESTATED ON THE BASIS OF ESTIMATED REPLACEMENT COST (LATEST PURCHASE PRICES AND PRODUCTION COSTS FOR THE PERIOD) OR BY APPLYING THE FIRST-IN, FIRST-OUT (FIFO) METHOD OF INVENTORY VALUATION. THE AMOUNTS SHOWN FOR INVENTORIES DO NOT EXCEED MARKET VALUE.

COST OF SALES IS PRESENTED ON THE BASIS OF THE ESTIMATED REPLACEMENT COSTS PREVAILING ON THE DATES WHEN THE SALES WERE EFFECTED.

D. INVESTMENT IN SHARES AND OTHER INVESTMENTS

IN THE INDIVIDUAL BALANCE SHEET OF THE PARENT COMPANY, THE INVESTMENT IN SUBSIDIARIES IS ACCOUNTED FOR BY THE EQUITY METHOD. IN ACCORDANCE WITH THIS METHOD, THE CARRYING AMOUNT OF THE INVESTMENT IS MODIFIED TO REFLECT CHANGES OCCURRING AFTER THE ACQUISITION DATE IN THE STOCKHOLDERS' EQUITY ACCOUNTS OF THE INVESTEES.

THE OTHER INVESTMENTS, WHICH ARE INDIVIDUALLY INSIGNIFICANT AND/OR REPRESENT LESS THAN 10% OF THE CAPITAL STOCK OF THE ISSUERS, ARE RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THEIR ORIGINAL COST, LESS A VALUATION ALLOWANCE WHERE REQUIRED.

E. PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

THESE ASSETS ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE HISTORICAL COST, EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN OWNED BY THE MEXICAN SUBSIDIARIES, WHICH ARE STATED AT COST RESTATED BY APPLYING FACTORS DERIVED FROM THE GENERAL INFATION INDEX OF THE COUNTRY OF ORIGIN TO THE CORRESPONDING FOREIGN CURRENCY AMOUNTS AND TRANSLATING THOSE AMOUNTS TO PESOS AT THE EXCHANGE RATE PREVAILING AT THE BALANCE SHEET DATE.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE ESTIMATED USEFUL LIVES OF THE ASSETS.

THE COMPREHENSIVE FINANCIAL COST ARISING FROM LIABILITIES CONTRACTED TO FINANCE CONSTRUCTION IN PROCESS IS CAPITALIZED AS PART OF THESE ASSETS UNTIL THEY BEGIN THEIR NORMAL OPERATIONS.

F. ACQUISITIONS AND INTANGIBLE ASSETS

UNDERLYING ASSETS AND LIABILITIES OF ACQUIRED COMPANIES ARE RECORDED AT FAIR MARKET VALUES AND ANY EXCESS PURCHASE PRICE IS RECORDED AS "GOODWILL". GOODWILL IS INDEXED BY APPLYING FACTORS DERIVED FROM THE NCPI TO THE ORIGINAL COST. AMORTIZATION IS CALCULATED AT AN ANNUAL RATE OF 5%.

THE INTANGIBLE ASSETS REPRESENT BASICALLY THE COST THE PATENTS AND TRADEMARKS, EXPENSES INDENTIFIED WITH THE ACQUISITION OF SUBSIDIARIES, COSTS RELATIVE TO THE DEVELOPMENT AND INSTALLATION OF INTEGRATED SOFTWARE, ETC. AND ARE AMORTIZED IN PERIODS OF 10 TO 20 YEARS.

G. SEVERANCE COMPENSATION

SENIORITY PREMIUMS TO WHICH EMPLOYEES OF MEXICAN SUBSIDIARIES ARE ENTITLED UPON TERMINATION OF EMPLOYMENT AFTER 15 YEARS OF SERVICE ARE RECOGNIZED AS EXPENSES OF THE YEARS IN WHICH THE SERVICES ARE RENDERED THROUGH TRUST FUNDS AND LIABILITY PROVISIONS, BASED ON ANNUAL ACTUARIAL STUDIES MADE BY INDEPENDENT EXPERTS. OTHER COMPENSATION BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, IS CHARGED TO INCOME IN THE YEAR IN WHICH IT BECOMES PAYABLE.

SCA AND FOREIGN SUBSIDIARIES HAVE RECORDED LIABILITIES FOR RETIREMENT AND OTHER SEVERANCE COMPENSATION.

H. DERIVATIVE FINANCIAL INSTRUMENTS

CONTRACTUAL RIGHTS AND OBLIGATIONS FROM DERIVATIVE FINANCIAL INSTRUMENTS ARE INCLUDED IN THE BALANCE SHEET. ASSETS COMPRISE MAINLY PREMIUMS AND COMMISSIONS PAID ON OPERTATIONS AND ARE AMORTIZED BY THE STRAIGHT-LINE METHOD, IN ACCORDANCE WITH THE TERMS OF THE RELATED AGREEMENT, AFFECTING INCOME FOR THE PERIOD.

IN THE CASE OF OPERATIONS ARISING FROM DERIVATIVE FINANCIAL INSTRUMENTS REFERENCED TO THE VALUE OF SAVIA'S OWN SHARES, THE DIFFERENCES BETWEEN THE FAIR VALUE AND THE AQUISITION COST (INCLUDING PURCHASE EXPENSES AND PREMIUMS OR DISCOUNTS), AS WELL AS GAINS AND LOSSES INCURRED, ARE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY.

I. COMPREHENSIVE FINANCING (EXPENSE) INCOME

THIS ITEM IS DETERMINED BY GROUPING IN THE STATEMENT OF INCOME ALL INTEREST AND OTHER FINANCIAL INCOME AND EXPENSE, EXCHANGE GAINS AND LOSES, AND THE GAIN OR LOSS ON MONETARY POSITION.

THE GAIN OR LOSS ON MONETARY POSITION REPRESENTS THE EFFECT OF INFLATION, AS MEASURED BY THE NCPI, ON THE COMPANY'S AVERAGE MONTHLY NET MONETARY ASSETS OR LIABILITIES DURING THE YEAR.

J. INCOME TAX AND EMPLOYEES' PROFIT SHARING

SAVIA AND EMPAQ AND THEIR RESPECTIVE SUBSIDIARIES CONSOLIDATE THEIR INCOME FOR TAX PURPOSES. THE COMPANIES IN THE INSURANCE SEGMENT CALCULATE THEIR TAXES INDIVIDUALLY.

UP TO 1999 INCOME TAX AND EMPLOYEES' PROFIT SHARING HAVE BEEN RECORDED USING INTERPERIOD ALLOCATION PROCEDURES UNDER THE PARTIAL LIABILITY METHOD. UNDER THIS METHOD THE EFFECT ON INCOME TAX AND PROFIT SHARING OF NONRECURRING TIMING DIFFERENCES BETWEEN TAXABLE INCOME AND FINANCIAL PRETAX INCOME WHICH ARE EXPECTED TO REVERSE IN AN IDENTIFIABLE TIME PERIOD IS RECORED AS DEFERRED INCOME TAX AND DEFERRED EMPLOYESS' PROFIT SHARING.

FROM JANUARY 1, 2000 ONWARDS THE COMPANY WILL ADOPT THE STANDARDS CONTAINED IN STATEMENT D-4 REVISED, "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING". THE ADOPTION OF THIS STATEMENT WILL REPRESENT A SIGNIFICANT CHANGE IN THE ACCOUNTING FOR INCOME TAX, IN THAT IF REPLACES THE PARTIAL LIABILITY METHOD APPLIED AT DECEMBER 31, 1999 BY THE COMPREHENSIVE ASSET AND LIABILITY METHOD. THE NEW METHOD OF ACCOUNTING WILL REQUIRE RECOGNITION OF DEFERRED TAX ASSETS AND LIABILITIES FOR THE FUTURE TAX CONSEQUENCES ATTRIBUTABLE TO DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ALL ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES.

IN ACCORDANCE WITH THIS STATEMENT, THE ACCUMULATED EFFECT OF ITS ADOPTION AS OF JANUARY 1,2000 WILL BE CHARGED DIRECTLY TO STOCKHOLDERS' EQUITY. THE DEFERRED INCOME TAX ARISING FROM DIFFERENCES BETWEEN THE FINANCIAL STATEMENT CARRYING AMOUNTS OF ASSETS AND LIABILITIES AND THEIR RESPECTIVE TAX BASES OCURRING FROM JANUARY 1, 2000 ONWARDS WILL BASICALLY AFFECT THE INCOME OF EACH YEAR.

K. EARNINGS PER SHARE

EARNING PER SHARE COMPUTATIONS ARE BASED ON THE NET INCOME ATTRIBUTABLE TO THE MAJORITY INTEREST DIVIDED BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

L. CHANGES IN ACCOUNTING PRACTICES

IN AUGUST 2000, THE MIPA ISSUED STATEMENT B-4 "COMPREHENSIVE INCOME", EFFECTIVE FROM JANUARY 1, 2001 ONWARDS. THIS STATEMENT ESTABLISHES NEW GUIDELINES FOR REPORTING AND PRESENTING COMPREHENSIVE INCOME AND ITS COMPONENTS. IN ACCORDANCE WITH THIS STATEMENT, COMPREHENSIVE INCOME WILL INCLUDE THE NET INCOME FOR THE YEAR AND OTHER ITEMS THAT IN ACCORDANCE WITH OTHER STATEMENTS SHOULD BE RECORDED DIRECTLY IN STOCKHOLDERS' EQUITY AND ARE NOT CAPITAL CONTRIBUTIONS, REDUCTIONS OR CAPITAL DISTRIBUTIONS.

AS FROM JANUARY 1, 2001 STATEMENT C-2 "FINANCIAL INSTRUMENTS" ISSUED BY THE MIPA BECAME EFFECTIVE. UNDER THE PROVISIONS OF THIS STATEMENT, ALL DERIVATIVES ARE REQUIRED TO BE RECOGNIZED IN THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES AND MEASURED AT FAIR MARKET VALUE.

INVENTORIES:

CONSOLIDATED INVENTORIES WERE MADE UP AS FOLLOWS:

SEEDS	$ 3,067,306
DIRECT MATERIALS	79,024
WORK IN PROCESS	490,032
FINISHED PRODUCTS	1,478,041
SPARE PARTS AND OTHER	250,422
	$ 5,364,825

PROPERTY, PLANT AND EQUIPMENT:

THE CONSOLIDATED CAPTION COMPRISED THE FOLLOWING:

LAND	$ 1,648,640
BUILDINGS	4,730,403
MACHINERY AND EQUIPMENT	3,052,122
OFFICE EQUIPMENT	1,036,426
TRANSPORT EQUIPMENT	291,520
COMPUTER EQUIPMENT	285,329
CONSTRUCTIONS IN PROCESS	377,694
	$ 11,422,134
LESS-ACCUMULATED DEPRECIATION	2,563,435
	$ 8,858,699

DEPRECIATION CHARGED TO INCOME REPRESENTED APPROXIMATE AVERAGE ANNUAL RATES OF 5% FOR BUILDINGS AND 6% FOR MACHINERY AND EQUIPMENT.

CURRENT LIABILITIES:

UNSECURED BANK LOANS AND CURRENTS PORTION OF LONG-TERM DEBT	$ 9,087,127
STOCK LOANS AND CURRENT PORTION OF LONG TERM STOCK LOANS	158,665
NOTES PAYABLE	804,476
SUPPLIERS	837,440
ACCOUNTS PAYABLE	1,923,248
WORKERS' PROFIT SHARING PAYABLE	27,505
UNEARNED PREMIUMS RESERVE	8,364,873
CONTRACTUAL OBLIGATIONS RESERVES	9,754,328
INSURANCE AGENTS AND OTHERS	2,159,873
REBONDERS	1,811,377
	$ 34,928,912

FINANCIAL STATEMENT NOTES (1)

LONG-TERM DEBT:

SYNDICATED BANK LOAN, U.S. $315.4 MILLION, DUE FROM 2002 THROUGH 2004	$ 3,028,225
FLOATING RATE NOTES, US$ 500.0 MILLION, DUE 2006	4,799,850
OTHER LOANS	1,465,301
	$ 9,293,376
LESS-CURRENT PORTION	7,869,100
LONG - TERM DEBT	$ 1,424,276

OTHER LIABILITIES:

UNEARNED PREMIUMS RESERVES	$ 4,245,278
ACCRUED PENSION AND SENIORITY PREMIUM COST	960,283
	$ 5,205,561

DEFERRED TAXES:

STARTING ON JANUARY 1, 2000, SAVIA ADOPTED THE REVISED D-4 BULLETIN, THAT REQUIRES THE COMPANY AND ITS SUBSIDIARIES TO RECOGNIZE THEIR FIRST ADOPTION EFFECT DIRECTLY IN STOCK HOLDERS' EQUITY AND INTANGIBLE ASSETS RESULTING THE RECORDING OF A CONSOLIDATED NET PAYABLE INCOME TAX OF $ 1,519,535 (THOUSANDS OF PESOS)

AS OF DECEMBER 31, 2000 SAVIA ALSO RECOGNIZED A CONSOLIDATED DEFERRED INCOME TAX OF $ 550,778 (THOUSANDS OF PESOS). AND A CONSOLIDATED PAYABLE INCOME TAX OF $ 1,366,268 (THOUSANDS OF PESOS)

STOCKHOLDERS EQUITY:

NOMINAL CAPITAL STOCK	$ 7,194
RESTATEMENT OF CAPITAL STOCK	1,442,618
RETAINED EARNINGS	8,383,147
RESTATEMENT OF RETAINED EARNINGS	5,829,973
LEGAL RESERVE	1,419
RESTATEMENT OF LEGAL RESERVE	288,389
REPURCHASE FUND OF SHARES	1,165,244
RESTATEMENT OF REPURCHASE FUND OF SHARES	1,351,006
GAIN FROM RESALE OF OWN SHARES	73,559
RESTATEMENT OF GAIN FROM RESALE OF OWN SHARES	17,287
PREMIUM SALE OF SHARES	1,354,969
RESTATEMENT OF PREMIUM ON SALE OF SHARES	2,966,150
NET (LOSS) INCOME FOR THE YEAR	(3,039,658)
CUMULATIVE TRANSLATION ADJUSTMENT	(926,000)
DEFERRED INCOME TAX EFFECT	(1,060,218)
DEFICIT ON RESTATEMENT OF CAPITAL	(5,695,285)
TOTAL MAJORITY INTEREST	12,159,794
MINORITARY INTEREST	7,612,708
TOTAL STOCKHOLDERS' EQUITY	$19,772,502

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**
SAVIA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 EMPAQUES PONDEROSA, S.A. DE C.V.	PROD. CARTONCILLO FLEX., ALUM. E IMPRES	356,071,032	71.96	1,054,545	2,015,768
2 SEMINIS, INC.	PROD. DE SEMILL. PARA FRUT. Y HORT.	40,615,619	67.89	2,558,183	2,221,155
3 BIONOVA, S.A. DE C.V.	INV. EN SUBS. DE AGROBIOTECNOLOGIA	1,337,057,183	100.00	1,335,285	632,411
4 DESARROLLO INMOBILIARIO OMEGA, S.A. DE C.V.	CONSTRUCC. Y VENTA DE INMUEBLES	358,274,564	100.00	443,137	1,264,582
5 DESARROLLO FORESTAL, S.A. DE C.V.	EXPLOTACION DE VIVEROS FORESTALES	214,733,273	100.00	227,561	323,780
6 AGROMOD, S.A. DE C.V.	SIEMBRA Y CULTIVO FRUTAS Y HORTALIZAS	40,389,740	100.00	418,505	351,714
7 A.G. BIOTECH	INV. CIAS. INVEST. Y DES. EN BIOTECNOL.	484,848	100.00	42,493	43,201
8 PUBLIPROMO, S.A. DE C.V.	EVENTOS CULTURALES Y DEPORTIVOS	382,250,000	100.00	382,250	297,029
9 OPERADORA DE HARINAS DEL NORTE, S.A. DE C.V.	ELAB. Y VTA. DE PASTELES Y REPOSTERIA	49,988,000	100.00	44,473	68,328
10 AGROSERVICIOS MEGA, S.A. DE C.V.	COMERCIALIZ. DE FERT. AGROQ. Y EQ. AGRI	4,314,100	100.00	215,659	20,290
11 ELOCANSA, S.A. DE C.V.	INVERSION,ADQUISIC. Y ENAJENAC. DE ACC.	3,109,031,167	99.75	4,428	671,387
12 RESTAURANTES Y LICENCIAS, S.A. DE C.V.	SERVICIOS DE RESTAURANTES	51,552,000	100.00	49,188	15,556
13 IND. DE ALIMENTOS CONG. Y DESH., S.A. DE C.V.	SERVICIOS DE RESTAURANTES	24,876,000	100.00	23,596	18,982
14 DISTRIBUCIONES ILIMITADAS, S.A. DE C.V.	ELABORACION Y VTA DE PASTELES Y REPOST.	10,872,000	100.00	10,839	(13,183)
15 OPERADORA DE REST. GALERIA, S.A. DE C.V.	SERVICIOS DE RESTAURANTES	4,501,000	100.00	4,123	3,368
16 PROMOCION Y DIST. COMERCIAL, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	1,358,380,000	100.00	154,865	(86,543)
17 SERVASA, S.A. DE C.V.	SERVICIOS DE ASESORIA ADMINISTRATIVA	614,835	100.00	543,345	310,125
18 VALORES CONSOLIDADOS, S.A. DE C.V.	INVERSION,ADQUISIC. Y ENAJENAC. DE ACC.	159,736,139	51.00	622,901	1,719,024
19 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	(130,960)
TOTAL INVESTMENT IN SUBSIDIARIES				**8,135,376**	**9,746,014**
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	363,237
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**363,237**
OTHER PERMANENT INVESTMENTS					**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**
SAVIA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
TOTAL					10,109,251

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SAVIA** QUARTER: **4** YEAR: **2000**
SAVIA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,728,986	832,168	1,896,818	2,001,417	323,103	3,575,132
MACHINERY	1,971,587	255,793	1,715,794	1,080,535	538,327	2,258,002
TRANSPORT EQUIPMENT	207,821	99,396	108,425	83,700	68,559	123,566
OFFICE EQUIPMENT	712,743	113,391	599,352	323,681	201,623	721,410
COMPUTER EQUIPMENT	230,592	91,380	139,212	54,737	39,695	154,254
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**5,851,729**	**1,392,128**	**4,459,601**	**3,544,070**	**1,171,307**	**6,832,364**
NOT DEPRECIATION ASSETS						
GROUNDS	977,096	0	977,096	671,544	0	1,648,640
CONSTRUCTIONS IN PROCESS	377,695	0	377,695	0	0	377,695
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,354,791**	**0**	**1,354,791**	**671,544**	**0**	**2,026,335**
TOTAL	**7,206,520**	**1,392,128**	**5,814,392**	**4,215,614**	**1,171,307**	**8,858,699**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
rabobank/vtas exp	14/11/2000	9.00	0	0	0	0	0	0	0	0	0	38,399	0	0	0	0
citibank/vtas exp	14/08/2000	9.00	0	0	0	38,399	0	0	0	0	0	0	0	0	0	0
bital/vtas exp	14/08/2000	8.00	0	0	0	47,999	0	0	0	0	0	0	0	0	0	0
rabobank/refaccionario	31/01/1997	6.00	0	0	0	0	0	0	0	0	0	3,308	1,654	0	0	0
rabobank/refaccionario	17/04/1997	5.00	0	0	0	0	0	0	0	0	0	3,398	1,699	0	0	0
santander/vtas exp	20/09/2000	9.00	0	0	0	57,598	0	0	0	0	0	0	0	0	0	0
california comer/puente	01/10/2000	9.00	0	0	0	0	0	0	0	0	0	191,994	0	0	0	0
UNSECURED DEBT																
CITIBANK	05/12/2000	19.00	29	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	18/12/2000	19.00	38	0	0	0	0	0	0	0	0	0	0	0	0	0
BANREGIO S.A.	15/12/2000	10.00	0	0	2,210	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	28/12/2000	9.00	0	0	5,766	0	0	0	0	0	0	0	0	0	0	0
BILBAO VIZCAYA	15/12/2000	9.00	0	0	961	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	05/12/2000	19.00	2,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	28/12/2000	20.00	6	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/12/2000	19.00	4,600	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/09/2000	19.00	392	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/12/2000	19.00	33	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	07/12/2000	19.00	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	14/12/2000	9.00	0	0	11	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	18/12/2000	19.00	151	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	08/12/2000	9.00	0	0	1,922	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	13/12/2000	10.00	0	0	480	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	29/12/2000	20.00	2,800	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	14/12/2000	19.00	3,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/12/2000	19.00	32	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	28/12/2000	20.00	2,500	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	07/12/2000	19.00	4,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANREGIO S.A.	04/12/2000	10.00	0	0	480	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANORTE S.A.	28/12/2000	20.00	1,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	18/12/2000	9.00	0	0	2,018	0	0	0	0	0	0	0	0	0	0	0
BILBAO VIZCAYA	15/12/2000	9.00	0	0	6	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	08/12/2000	9.00	0	0	12	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	07/12/2000	19.00	53	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO DE MEXICO (FOVI)	01/12/2000	15.00	0	320,757	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/09/2000	19.00	7,200	0	0	0	0	0	0	0	0	0	0	0	0	0
BANREGIO S.A.	15/12/2000	10.00	0	0	10	0	0	0	0	0	0	0	0	0	0	0
BANREGIO S.A.	04/12/2000	10.00	0	0	4	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	28/12/2000	20.00	2	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	27/12/2000	9.00	0	0	913	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	06/12/2000	20.00	2,500	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/12/2000	19.00	4,760	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	15/12/2000	10.00	0	0	1	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	27/12/2000	8.00	0	0	4	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	29/12/2000	20.00	5	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	28/12/2000	9.00	0	0	6	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/10/2000	20.00	182	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	15/12/2000	10.00	0	0	288	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	18/12/2000	19.00	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/12/2000	19.00	4,900	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE, S.A	06/12/2000	20.00	35	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	18/09/2000	19.00	65	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/10/2000	20.00	4,500	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	27/12/2000	19.00	23	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	14/12/2000	9.00	0	0	2,306	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	27/12/2000	19.00	8,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	13/12/2000	10.00	0	0	2	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	27/12/2000	9.00	0	0	1	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	27/12/2000	8.00	0	0	3,652	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
INVERLAT	29/12/1997	2.00	0	0	0	0	0	0	0	174,514	0	0	0	0	0	0
CITIBANK	18/12/2000	9.00	0	0	7	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	18/12/2000	19.00	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	29/12/2000	20.00	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	29/12/2000	20.00	8	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	19/12/2000	19.00	31	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	18/09/2000	19.00	1,200	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE S.A.	14/12/2000	19.00	29	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	07/12/2000	19.00	105	0	0	0	0	0	0	0	0	0	0	0	0	0
Harris Trust and Savings Ban	01/06/1999	8.50	0	0	0	0	0	0	0	0	0	3,028,224	0	0	0	0
Korean bank loans	01/08/1999	10.00	0	0	0	0	0	0	0	0	0	432	432	432	422	0
Korean government loans	01/01/1999	5.00	0	0	0	0	0	0	0	0	0	3,878	3,917	4,013	2,659	7,152
India bank loans	02/03/2000	9.35	0	0	0	0	0	0	0	0	7,680	144	98	10	0	0
Italian short-term borrowing	01/08/1998	7.50	0	0	0	0	0	0	0	0	46,549	0	0	0	0	0
Italian government research	01/06/1996	3.70	0	0	0	0	0	0	0	0	0	2,256	2,333	2,419	0	0
Loan payable to U.S. citizen	01/06/1990	13.00	0	0	0	0	0	0	0	0	0	1,085	1,229	1,402	1,594	3,331
Spanish short-term borrowing	01/08/1989	5.59	0	0	0	0	0	0	0	0	28,847	0	0	0	0	0
Spanish government research	01/11/1989	2.13	0	0	0	0	0	0	0	0	0	1,315	2,467	720	720	1,565
France short-term borrowings	02/03/2000	3.60	0	0	0	0	0	0	0	0	0	298	326	326	326	557
UK short-term borrowings	02/03/2000	7.80	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Japanese bank loan	01/11/1996	2.95	0	0	0	0	0	0	0	0	1,766	979	1,306	1,469	1,632	3,417
Chilean short-term borrowing	01/07/1998	7.20	0	0	0	0	0	0	0	0	97,485	0	0	0	0	0
Peruvian bank loan	01/09/1997	9.00	0	0	0	0	0	0	0	0	1,344	0	9,005	0	0	0
General Electric Capital (U.	01/01/1998	7.50	0	0	0	0	0	0	0	0	0	1,296	1,402	1,507	1,622	5,789
General Electric Capital (U.	01/03/2000	7.80	0	0	0	0	0	0	0	0	0	16,905	16,905	16,905	16,905	90,141
Capital lease obligation pay	01/12/1991	7.60	0	0	0	0	0	0	0	0	0	547	797	864	950	3,408
Capital lease obligation pay	02/03/2000	7.50	0	0	0	0	0	0	0	0	0	1,018	0	0	0	0
Other bank borrowings all fo	02/03/2000		0	0	0	0	0	0	0	0	7,017	1,287	3,494	154	173	881
WITH WARRANTY																
rabobank/refaccionario	01/10/1997	6.00	0	0	0	0	0	0	0	0	0	2,323	1,162	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
rabobank/refaccionario	15/05/1997	6.00	0	0	0	0	0	0	0	0	0	575	288	0	0	0
Bilbao Vizcaya	16/07/2000	10.00	0	0	0	47,999	0	0	0	0	0	0	0	0	0	0
Northwest Bank	08/01/2000	10.00	0	0	0	0	0	0	0	0	0	8,160	0	0	0	0
Standard Chartered	08/01/2000	11.00	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
Standard Chartered	14/08/2000	10.62	0	0	0	0	0	0	0	0	0	47,999	0	0	0	0
Bansi	30/11/2000	22.00	0	0	0	10,000	0	0	0	0	0	0	0	0	0	0
Northwest Bank	10/01/2000	10.00	0	0	0	0	0	0	0	0	0	36,066	0	0	0	0
Bansi	22/12/2000	22.00	0	0	0	5,000	0	0	0	0	0	0	0	0	0	0
ING BARING	13/04/2000	12.00	0	0	0	4,799,850	0	0	0	0	0	0	0	0	0	0
Banco Bilbao Vizcaya	09/08/2001	11.00	0	0	105,597	0	0	0	0	0	0	0	0	0	0	0
Banco Bilbao Vizcaya	17/07/2000	10.00	0	0	86,397	0	0	0	0	0	0	0	0	0	0	0
Banamex	27/11/2000	12.00	0	0	143,996	0	0	0	0	0	0	0	0	0	0	0
Otros Leasing	01/01/2001	1.00	0	0	0	0	0	0	0	0	0	0	274	0	0	0
TOTAL BANKS			92,679	320,757	357,050	5,006,845	0	0	0	174,514	190,688	3,439,865	48,786	30,221	27,003	116,241

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
ing baring/pag.med. Plazo	08/11/2000	9.00	0	220,795	0	0	0	0	0	0	0	0	0	0	0	0
ing baring/pag. Med plazo	08/11/2000	19.00	0	96,000	0	0	0	0	0	0	0	0	0	0	0	0
ARCOAM-P00-2	15/12/2000	19.00	0	133,154	0	0	0	0	0	0	0	0	0	0	0	0
ARCOAM-P00	06/02/2000	19.00	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
INTERESES POR PAGAR	17/04/1998	21.00	294	0	0	0	0	0	0	0	0	0	0	0	0	0
INTERESES POR PAGAR	13/04/1998	21.00	824	0	0	0	0	0	0	0	0	0	0	0	0	0
FCOAMP-99	13/09/1999	21.00	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INTERESES POR PAGAR	06/02/2000	19.00	0	3,210	0	0	0	0	0	0	0	0	0	0	0	0
INTERESES POR PAGAR	15/12/2000	19.00	0	1,255	0	0	0	0	0	0	0	0	0	0	0	0
FCOAMP-98	17/04/1998	21.00	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
FCOAM-P00	15/11/2000	19.00	56,026	0	0	0	0	0	0	0	0	0	0	0	0	0
INTERESES POR PAGAR	15/11/2000	19.00	1,521	0	0	0	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
HICOAM P-00	21/12/2000	0.00	0	45,268	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			158,665	699,682	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
bebidas mundiales	12/01/2000	0.00	87	0	0	0	0	0	0	0	0	0	0	0	0	0
cremeria americana		0.00	63	0	0	0	0	0	0	0	0	0	0	0	0	0
desarrollos agra		0.00	312	0	0	0	0	0	0	0	0	0	0	0	0	0
edmundo javier flores torres		0.00	69	0	0	0	0	0	0	0	0	0	0	0	0	0
excel grocery distribution i		0.00	215	0	0	0	0	0	0	0	0	0	0	0	0	0
fabrica de chocolates la pop		0.00	21	0	0	0	0	0	0	0	0	0	0	0	0	0
gloria plasencia gutierrez		0.00	70	0	0	0	0	0	0	0	0	0	0	0	0	0
grupo lider mexico		0.00	29	0	0	0	0	0	0	0	0	0	0	0	0	0
hygeia de monterrey		0.00	31	0	0	0	0	0	0	0	0	0	0	0	0	0
impresos integrados del nort		0.00	189	0	0	0	0	0	0	0	0	0	0	0	0	0
levadura azteca		0.00	43	0	0	0	0	0	0	0	0	0	0	0	0	0
librado salazar salazar		0.00	21	0	0	0	0	0	0	0	0	0	0	0	0	0
maria lucia martinez		0.00	67	0	0	0	0	0	0	0	0	0	0	0	0	0
molinos el fenix		0.00	158	0	0	0	0	0	0	0	0	0	0	0	0	0
multi empaques del poniente		0.00	49	0	0	0	0	0	0	0	0	0	0	0	0	0
nueces dulces y almendras		0.00	102	0	0	0	0	0	0	0	0	0	0	0	0	0
panadis		0.00	58	0	0	0	0	0	0	0	0	0	0	0	0	0
pricewaterhousecoopers		0.00	149	0	0	0	0	0	0	0	0	0	0	0	0	0
roberto flores solis		0.00	122	0	0	0	0	0	0	0	0	0	0	0	0	0
sigma alimentos comercial		0.00	22	0	0	0	0	0	0	0	0	0	0	0	0	0
unilever de mexico	01/02/2000	0.00	200	0	0	0	0	0	0	0	0	0	0	0	0	0
valores alimenticios	02/02/2000	0.00	148	0	0	0	0	0	0	0	0	0	0	0	0	0
varios	03/02/2000	0.00	0	0	0	0	0	0	0	0	293,818	0	0	0	0	0
varios	04/02/2000	0.00	0	0	0	0	0	0	0	0	39,589	0	0	0	0	0
varios	05/02/2000	0.00	0	0	0	0	0	0	0	0	95,354	0	0	0	0	0
varios	06/02/2000	0.00	0	0	0	0	0	0	0	0	72,862	0	0	0	0	0
varios	07/02/2000	0.00	0	0	0	0	0	0	0	0	18,047	0	0	0	0	0
varios	08/02/2000	0.00	146,938	0	0	14,461	0	0	0	0	153,755	391	0	0	0	0

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
TOTAL SUPPLIERS			149,163	0	0	14,461	0	0	0	0	673,425	391	0	0	0	0
OTROS		0.00	14,144,965	4,292	9,853,241	0	1,114	0	0	0	847,474	0	1,666	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			14,144,965	4,292	9,853,241	0	1,114	0	0	0	847,474	0	1,666	0	0	0
			14,545,472	1,024,731	10,210,291	5,021,306	1,114	0	0	174,514	1,711,587	3,440,256	50,452	30,221	27,003	116,241

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**

SAVIA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	54,438	522,589	0	0	522,589
OTHER	1,129,811	10,845,845	0	0	10,845,845
TOTAL	**1,184,249**	**11,368,434**			**11,368,434**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	13,429	128,912	0	0	128,912
INVESTMENTS	1,452	13,937	0	0	13,937
OTHER	846,293	8,124,164	223	2,142	8,126,306
TOTAL	**861,174**	**8,267,013**	**223**	**2,142**	**8,269,155**
NET BALANCE	**323,075**	**3,101,421**	**(223)**	**(2,142)**	**3,099,279**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,316,742**	**12,640,327**	**472**	**4,534**	**12,644,861**
LIABILITIES POSITION	**2,164,884**	**20,782,230**	**79**	**755**	**20,782,985**
SHORT TERM LIABILITIES POSITION	2,123,263	20,382,685	79	755	20,383,440
LONG TERM LIABILITIES POSITION	41,621	399,545	0	0	399,545
NET BALANCE	**(848,142)**	**(8,141,903)**	**393**	**3,779**	**(8,138,124)**

NOTES

(1) EL TIPO DE CAMNIO UTILIZADO PARA LA CONVERSION FUE DE $ 9.5997 PESOS POR DOLAR NORTEAMERICANO, PUBLICADO POR EL BANCO DE MEXICO EN EL DIARIO OFICIAL DE LA FEDERACION:

DOLAR CANADIENSE	6.3895
LIBRA ESTERLINA	14.3247
MARCO ALEMAN	4.5656
FRANCO SUIZO	5.9206

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,237,873	10,620,242	6,382,369	1.34	85,524
FEBRUARY	4,281,516	10,789,579	6,508,063	0.89	57,922
MARCH	4,337,627	9,766,622	5,428,995	0.55	29,859
APRIL	4,503,216	10,068,502	5,565,286	0.57	31,722
MAY	11,023,001	12,408,153	1,385,151	0.37	5,122
JUNE	10,345,562	12,192,283	1,846,721	0.59	10,896
JULY	10,082,762	12,563,683	2,480,922	0.39	9,676
AUGUST	9,671,942	12,105,197	2,433,255	0.55	13,383
SEPTEMBER	9,299,745	11,876,475	2,576,730	0.73	18,810
OCTOBER	6,064,586	9,091,075	3,026,489	0.69	20,883
NOVEMBER	5,722,905	9,298,841	3,575,936	0.86	30,753
DECEMBER	5,293,596	9,039,940	3,746,344	1.08	40,461
ACTUALIZATION:	0	0	0	0.00	(178,149)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	177,111
OTHER	0	0	0	0.00	0
TOTAL					**353,973**

NOTES

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**
SAVIA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
.	.	0	0
CARTONES PONDEROSA:	FABRICACION DE CARTONCILLO	200,000	95
ECOFIBRAS:	COMPRA VENTA FIBRA RECICLADA	0	0
SEMINIS, INC:.		0	0
- WARDEN, WASHINGTON	PROCESAMIENTO DE SEMILLAS DE VEGETALES	38,000	85
- GONZALEZ, CALIFORNIA	PROCESAMIENTO DE SEMILLAS DE VEGETALES	7,200	85
- FILER, IDAHO	PROCESAMIENTO DE SEMILLAS DE VEGETALES	35,000	80
- SAN QUINTIN, MEXICO	PROCESAMIENTO DE SEMILLAS DE VEGETALES	2,800	95
- SANTIAGO, CHILE	PROCESAMIENTO DE SEMILLAS DE VEGETALES	2,800	95
- ENKHVIZEN, THE NETHERLANDS	PRECESAMIENTO DE SEMILLAS DE VEGETALES	24,200	80
- NAMPA, IDAHO	PROCESAMIENTO DE SEMILLAS DE VEGETALES	18,000	85
-SATICOY, CALIFORNIA	PROCESAMIENTO DE SEMILLAS VEGETALES	9,000	90
BIONOVA		0	0
- CULIACAN, SIN. (AGROBION.)	PRODUCC. DE FRUTAS Y VEGETALES	1,425	75
- NOGALES, ARIZ. (RB PACKING)	COMERCIALIZ. DE PROD. FRESCOS	10,000,000	0
- GUAD. JAL. (INTERFRUVER)	COMERCIALIZ. DE PROD. FRESCOS	14,500,000	0
- MONTREAL, CAN. (PREMIER)	COMERCIALIZ. DE PROD. FRESCOS	2,700,000	0
- LOS ANGELES, CAL (TANIMURA)	COMERCIALIZ. DE PROD. FRESCOS	4,200,000	0
- SAN DIEGO, CAL (RB PACKING)	COMERCIALIZ. DE PROD. FRESCOS	3,800,000	0

NOTES

LA CAPACIDAD EN CARTONES PONDEROSA SE EXPRESA EN TONELADAS
LA CAPACIDAD EN SEMINIS REPRESENTA MILES DE LIBRAS PROCESADAS POR AÑO
LA CAPACIDAD EN BIONOVA HOLDING REPRESENTA CAJAS COMERCIALIZADAS POR AÑO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**

SAVIA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

JUDGED INFORMATION **Final Printing**

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
EMPAQ:					
FIBRAS SECUNDARIA	ECOFIBRAS				36.18
	CEPASEL				1.59
QUIMICOS	ROHM AND HASS				13.80
	CIBA ESPECIALIDADES				3.98
	CHEMICALS				3.32
	TECNICA OMYA				1.64
	HOPTON TECH DE MEX.				1.60
		FIBRA CELULOSA	BAHIA SUL	NO	3.08
		CAOLINES	J.M. HUBER		1.66
		FIBRA SECUNDARIA	WEYERHOUSER		3.40
			ACCO WASTE		1.36
			MARSHALL		1.88
			BALCONES RECYCLING		1.49
SEMINIS					
	VARIOS PROVEEDORES	(NO MAYORES AL 1%	INDIVIDUALMENTE)		89.00
PRODUCTORES DE SEMILLAS	VANN BROTHERS, USA				2.00
	EMERALD FARMS, USA				1.60
	GRIFITH & PARKERS				1.10
	CENTRAL OREGON SEE				1.80
		PROD. DE SEMILLAS	INDO AMERICAN	NO	1.50
		EXTRANJERAS	CHINA NATIONAL	NO	3.00

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
- EQUIPO DE RIEGO			4	2,856		GRAMOCIL	PRODUCT. DE CAÑA
- SEMILLAS			138,222	13,817		PROWL	
- MAQ. Y EQUIPO			225,535	10,209			
- INVERNADEROS			695	393			
- OTROS				11,084			
AGROMOD:							
-PLANTAS TABACO			7,546,810	1,011			
-PACA ENSILADA			17,154	409			
-SUSTRATO DE BANANO			37,248	188			
-CALABACITA			1,030	4			
-PAPAYA			20,026,767	24,716			
-PLANTAS DE PAPAYA			124,244	216			
-SILO DE MAIZ			495	10			
-PLANTAS DE CHILE			35,040	4			
-PLANTAS DE PIÑA			59,957	223			
-ANALISIS VARIOS			1,762	363			
-TRICHOGRAMA			101,199	296			
-CHRYSOPERIA			15,766	623			
-SANDIA			374,070	442			
-TALLOS DE BAMBU			156,741	231			
-CHILE			11,028	40			
-OTROS PRODUCTOS				10,617			
-MELON			2,387	63			
-TOMATE			369,483	17,133			
EMPAQ: CARTONCILLO	185,761	930,893	146,142	1,218,176			
SEG. COM. AMERICA							
-SEGUROS DE VIDA			107,212	4,703,609		COMERCIAL AMERICA	
AGROTECNOLOGIA:							
- AGROQUIMICOS			11,107,343	97,067		GRAMOXONE	
- FERTILIZANTES			26,084,913	63,573		CAPTAN	ING. PEDERNALES
AGROSERVICIOS:							
-PACAS DE FORRAJE			34,794	913			
-CHILE BELL PAPER			56,831	2,055			
-SEG. ACCIDENTES			140,197	2,748,690			
-SEGUROS DE DAÑOS			2,066,209	13,048,656			
-FINANZAS			36,843	207,430			
-PENSIONES			897	838,897			
-OTROS				399,604			
OTROS NEGOCIOS:				404,833			
TOTAL		930,893		23,828,451			

STOCK EXCHANGE CODE: **SAVIA**
SAVIA, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
-SEMILLAS PIMIENTO			87	408,178	EUROPA	BRUINSMA	UNIFERT
- SEMILLA PEPINO			613	468,635		GENECORP	TSL SEED
- SEMILLAS MELON			106	250,047		PETOSEED	KEITHLY WILLIAMS
- SEMILLAS SANDIA			262	156,306		ROYAL SLUIS	BOLTHOUSE
-SEMILLAS CALABAZA			368	196,550			
- SEMILLAS BROCOLI			25	101,565			
-SEMILLAS COLIFLOR			42	128,165			
- SEMILLAS DE COL			60	64,419			
- SEMILLAS LECHUGA			76	135,023			
-SEMILLAS ESPINACA			849	126,291			
-SEMILLAS ZANAHORIA			837	141,948			
- SEMILLAS CEBOLLA			361	269,788			
-SEMILLAS CHICHARO			22,440	273,234			
- SEMILLAS FRIJOL			8,055	307,401			
- SEMILLAS MAIZ			783	89,711			
- OTRAS SEMILLAS			1,248	485,921			
- OTROS PRODUCTOS				313,169			
-TOMATE BOLA			7,004,000	689,938	EEUU	PREMIER	
- TOMATE INVERNADE			1,217,000	107,780	CANADA	MASTER TOUCH	
-TOMATE ROMA			2,811,000	289,697			
-TOMATE CHERRY			288,000	33,709			
-TOMATE UVA			32,000	3,654			
-CHILE MORRON VERDE			936,000	104,768			
-CHILE MORRON DE CO			782,000	122,448			
-HOT PAPPER			56,000	7,910			
-CEBOLLA			126,000	10,686			
-PEPINO			1,040,000	113,071			
-CALABAZA			546,000	57,793			
-BERENJENA			240,000	20,783			
-SANDIA			152,000	27,541			
-MELON			468,000	43,073			
-MANZANA			84,000	18,308			
-UVA			779,000	123,915			
-MANGO			887,000	37,363			
-PAPAYA			70,000	10,202			
-FRESAS			231,000	22,499			
-OTROS			2,061,000	323,537			
AGROMOD:							
- RECUBRIMIENTOS			810	4,278	ARGENTINA		
- RECUBRIMIENTOS			356	2,003	PERU		
- RECUBRIMIENTOS			421	2,543	EL SALVADOR		
- RECUBRIMIENTOS			156	906	COSTA RICA		
- RECUBRIMIENTOS			282	1,762	HONDURAS		
- RECUBRIMIENTOS			108	644	COLOMBIA		
- FIBRA RECICLADA				1,472	GUATEMALA		

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AGROTECNOLOGIA							
SEMINIS, INC.:							
- SEMILLAS TOMATE			172	695,326	EEUU	ASGROW	AMC
DNAP:							
-CHILE BELL PAP VER			48,643	2,796	ESTADOS UNIDOS		
-CHILE BELL PEP ROJ			24,174	2,309	ESTADOS UNIDOS		
EMPAQUES:							
- RECUBRIMIENTOS			31,503	179,162	EEUUA		
- RECUBRIMIENTOS			623	3,826	GUATEMALA		
TOTAL				6,982,053			

NOTES

ESPECIFICACION DEL VOLUMEN:

EN AGROSEM, SE EXPRESA EN UNIDADES DE PRODUCTO
EN AGROMOD, PARA PRODUCTO FRESCO SON CAJAS O UNIDADES, PARA PLANTULAS PIEZAS, PARA FORRAJE SON BOLSAS Y PARA CORDILINEAS UNIDADES
EN SEGUROS COMERCIAL AMERICA EL VOLUMEN SE EXPRESA EN POLIZAS VENDIDAS
EN EMPAQUES, EL VOLUMEN REPRESENTA MILES DE UNIDADES
EN AGROMOD Y SEMINIS, EL VOLUMEN REPRESENTA MILES DE KILOGRAMOS EN PRODUCTOS FRESCOS Y SEMILLAS
EN BIONOVA HOLDING EL VOLUMEN REPRESENTA MILES DE CAJAS.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** — 3,985,091

Number of shares Outstanding at the Date of the NFEA: — 466,529,934
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2000 — 4,341,340

Number of shares Outstanding at the Date of the NFEA: — 466,529,934
(Units)

STOCK EXCHANGE CO **SAVIA** QUARTER: **4** YEAR: **1997**
SAVIA, S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **1999**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	466,529,934

STOCK EXCHANGE CO SAVIA | QUARTER: 4 | YEAR: 2000

RAZON SOCIAL: **SAVIA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 466,529,934

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2000	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 466,529,934

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 466,529,934

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SAVIA

FECHA: 29/06/200 20:30

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SAVIA, S.A. DE C.V.
DO MICILIO:	BATALLON DE SAN PATRICIO 111 TORRE COMERCIAL AMER
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	399-08-30
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.
DIRECCION DE INTERNET	www.savia.com.mx.

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SAV7309127X5
DOMICILIO	BATALLON DE SAN PATRICIO 111
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA. ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA ,NL
TELEFONO:	399-08-71
FAX:	399-08-57

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. ALFONSO ROMO GARZA
DOMICILIO:	AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	CONM. 399-56-00 Y DCTO. 356-70-32
FAX:	356-73-96
E-MAIL:	xxx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	XXX
NOMBRE:	XXX XXX XXX XXX
DOMICILIO:	XXX
COLONIA:	XXX
C. POSTAL:	999
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SAVIA FECHA: 29/06/200 20:30

TELEFONO:	XXX
FAX:	XXX
E-MAIL:	XXX

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	LIC. RUBEN MARTINEZ DONDE
DOMICILIO:	AV. ROBLE 300
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	DIRECTO 356-71-52 Y CONM. 399-56-00
FAX:	335-69-93
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO # 111 EDIFICIO TORRE COMER
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE PLANEACION Y FINANZAS
NOMBRE:	LIC. RUBEN MARTINEZ DONDE
DOMICILIO:	AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	DIRECTO 356-71-52 Y CONM. 399-56-00
FAX:	335-69-93
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ
DOMICILIO:	AV. ROBLE 300
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-56-00
FAX:	399-56-29
E-MAIL:	XXX

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JOSE LUIS MARTINEZ GONZALEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SAVIA FECHA: 29/06/200 20:30

DOMICILIO:	AV. ROBLE 300 EDIFICIO TORREALTA
COLONIA:	VALLE DEL CAMPESTRE
C. POSTAL:	66265
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-56-00
FAX:	399-56-29
E-MAIL:	XXX

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TES0RERIA
NOMBRE:	C.P. ENRIQUE OSORIO LOPEZ
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-60 Y 399-08-53
FAX:	399-08-58
E-MAIL:	XXX

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71 Y 399-08-69
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTRALORIA
NOMBRE:	C.P. FRANCISCO GARZA BARBOSA
DOMICILIO:	BATALLON DE SAN PATRICIO 111 PISO 4 TORRE COMERCIA
COLONIA:	VALLE ORIENTE
C. POSTAL:	66269
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	399-08-71 Y 399-08-69
FAX:	399-08-57
E-MAIL:	fjgarza@savia.com.mx.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **SAVIA** **FECHA :** **29/06/2001** 20:30

SAVIA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **A**

CARGO **PRESIDENTE**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : ING. ALFONSO ROMO GARZA

CARGO **TESORERO**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : C.P. ENRIQUE OSORIO LOPEZ

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : LIC. JORGE F. BARRERA GUTIERREZ

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : C.P. RAUL G. FARIAS ARIZPE

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : ING. JOSE MANUEL GARCIA GARCIA

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : DON ALEJANDRO GARZA LAGUERA

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : LIC. ALEJANDRO . GARZA RANGEL

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : ING. BERNARDO JIMENEZ BARRERA

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : LIC. RUBEN MARTINEZ DONDE

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : LIC. MATEO MAZAL BEJA

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : ING. EUGENIO NAJERA SOLORZANO

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : ING. ADRIAN PAEZ MARTINEZ

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : LIC. ARTURO M. QUINTERO TRONCOSO

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : LIC. ADRIAN RODRIGUEZ MACEDO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **SAVIA** **FECHA :** **29/06/2001** 20:30

SAVIA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : ING. ALEJANDRO RODRIGUEZ GRAUE

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : DON JUAN ROMERO HUXLEY

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : DON ELI SHLIFER

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : ING. ALEJANDRO TORRES QUIROGA

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : C.P. CARLOS GERARDO MAHUAD MENDEZ

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : LIC. JOSE LUIS MARTINEZ GONZALEZ

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : DON. JUAN ROMERO CLOUD

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : LIC. ALEJANDRO SANCHEZ MUJICA

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : C.P. LUIS MANUEL PUENTE HURTADO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : C.P. JOSE ANTONIO QUESADA PALACIOS

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : XXXX XXXX XXXX XXXX

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 01/01/1999 AL : 31/12/1999
NOMBRE : XXX XXXX XXXXXX XXXXXXXX

CLAVE DE COTIZACIÓN: SAVIA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000

TRIMESTRE: 4 AÑO 2000

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	62,850,786	63,911,877	33,394,408	21,913,802	35,510,090	33,143,598	12,563,212	13,835,876	4,027,393	4,848,768	44,144,499	33,997,437
s02	ACTIVO CIRCULANTE	38,920,518	35,982,367	1,204,145	793,180	29,950,549	26,966,169	6,072,579	6,262,987	1,200,748	1,062,531	2,900,787	2,483,860
s03	LARGO PLAZO	1,201,380	3,214,258	28,826,502	20,151,955	176,880	573,643	165,013	802,611	1,146,210	2,026,239	28,539,779	19,963,720
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	363,237	1,365,283	1,601,618	-99,814	176,880	573,643	69,540	62,725	0	0	1,718,435	629,101
s05	OTRAS INVERSIONES	838,143	1,848,975	27,224,884	20,251,769	0	0	95,473	739,886	1,146,210	2,026,239	26,821,344	19,334,619
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	8,858,699	9,288,808	0	0	3,888,529	3,954,381	2,636,150	2,935,536	1,680,435	1,759,998	653,585	638,893
s07	INMUEBLES, PLANTA Y EQUIPO	11,422,134	11,518,000	0	0	4,609,929	4,529,242	3,472,857	3,670,865	2,478,134	2,491,817	861,214	826,076
s08	DEPRECIACION ACUMULADA	2,563,435	2,229,192	0	0	721,400	574,861	836,707	735,329	797,699	731,819	207,629	187,183
s09	ACTIVO DIFERIDO (NETO)	13,870,189	15,426,444	3,363,761	968,667	1,494,132	1,649,405	3,689,470	3,834,742	0	0	12,050,348	10,910,964
s10	PASIVO TOTAL	43,078,284	41,345,870	2,822,500	1,859,421	29,577,459	24,452,340	6,079,381	7,125,520	1,226,283	1,841,743	9,017,661	9,785,688
s11	PASIVO CIRCULANTE	34,928,912	23,884,637	1,185,218	787,995	22,411,582	19,451,535	5,727,952	2,890,538	527,746	892,437	7,446,850	1,438,122
s12	PASIVO A LARGO PLAZO	1,424,276	13,027,044	1,118,434	1,071,426	878,159	611,715	219,478	4,234,982	325,729	946,997	1,119,344	8,304,776
s13	CREDITOS DIFERIDOS	6,725,096	4,434,189	518,848	0	6,287,718	4,389,090	131,951	0	372,808	2,309	451,467	42,790
s14	CAPITAL CONTABLE CONSOLIDADO	19,772,502	22,566,007	30,571,908	20,054,381	5,932,631	8,691,258	6,483,831	6,710,356	2,801,110	3,007,025	35,126,838	24,211,749
s15	CAPITAL CONTABLE MAYORITARIO	12,159,794	17,242,086	37,945,431	25,120,310	5,932,631	8,691,258	6,244,646	6,452,364	2,801,110	3,007,025	35,126,838	24,211,749
s16	CAPITAL CONTRIBUIDO	5,770,931	6,013,036	40,582,504	24,155,163	2,409,610	2,316,833	10,480,880	8,529,153	4,906,705	4,909,137	28,556,240	14,413,076
s17	CAPITAL GANADO (PERDIDO)	6,388,863	11,229,050	-2,637,073	965,147	3,523,021	6,374,425	-4,236,234	-2,076,789	-2,105,595	-1,902,112	6,570,598	9,798,673
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

SECTOR 1: SEGUROS COMERCIAL AMERICA, S.A. DE C.V.
SECTOR 2: SEMINIS VEGETABLE SEEDS, INC
SECTOR 3: EMPAQUES PONDEROSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: SAVIA

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000

TRIMESTRE: 4 AÑO 2000

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act	Año	Año Act	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
r01	VENTAS NETAS	30,810,504	27,292,141	-653,484	-603,672	21,951,866	17,511,200	7,254,520	8,138,953	1,413,440	1,501,255	844,162	744,405
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	4,864,169	5,409,221	-539,225	-562,974	1,873,198	1,466,859	2,545,074	3,508,998	417,626	522,951	567,496	473,387
r05	GASTOS DE OPERACION	7,422,515	4,950,595	-428,241	-531,350	3,659,924	1,221,593	3,252,920	3,210,417	163,917	153,515	773,995	896,420
r06	RESULTADO DE OPERACION	-2,558,346	458,626	-110,984	-31,624	-1,786,726	245,266	-707,846	298,581	253,709	369,436	-206,499	-423,033
r07	COSTO INTEGRAL DE FINANCIAMIENTO	669,704	432,418	-161,356	-209,415	0	0	270,829	451,434	-55,375	-94,230	615,606	284,629
r08	INTERESES PAGADOS	1,344,602	1,570,464	-232,855	-125,669	0	0	469,354	613,247	104,302	101,585	1,003,801	981,301
r09	INTERESES GANADOS	232,612	332,558	-232,869	-120,685	0	0	56,982	60,800	216,820	148,483	191,679	243,960
r10	RESULTADO POR POSICION MONETARIA	-353,973	-436,449	12,375	-20,592	0	0	-172,139	-99,606	87,166	-5,381	-281,375	-310,870
r11	OTRAS OPERACIONES FINANCIERAS	421,988	959,980	-2,886,973	-477,208	0	0	251,352	284,768	-1,551	9,717	3,059,160	1,142,703
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-3,650,038	-933,772	1,359,175	545,244	-1,786,727	245,265	-1,230,027	-437,620	310,635	453,949	-2,303,094	-1,740,610
r13	PROVISION PARA IMPUESTOS Y P.T.U.	812,247	285,343	443,940	48,317	83,219	41,737	-179,293	166,933	149,598	59,676	314,783	-31,320
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-4,462,285	-1,219,115	915,235	496,927	-1,869,946	203,528	-1,050,734	-604,553	161,037	394,273	-2,617,877	-1,709,290
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	1,578,170	109,755	0	0	0	0	0	0	-1,578,170	-109,755
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-4,462,285	-1,219,115	2,493,405	606,682	-1,869,946	203,528	-1,050,734	-604,553	161,037	394,273	-4,196,047	-1,819,045
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	-247,594	-98,681	0	-2	0	0	0	0	-247,594	-98,679	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-4,214,691	-1,120,434	2,493,405	606,684	-1,869,946	203,528	-1,050,734	-604,553	408,631	492,952	-4,196,047	-1,819,045
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	18,402	67,885	-1	-1	0	0	18,403	67,886	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO *POR CAMBIOS EN PRINCIPIOS DE* CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-4,233,093	-1,188,319	2,493,406	606,685	-1,869,946	203,528	-1,069,137	-672,439	408,631	492,952	-4,196,047	-1,819,045
r22	PARTICIPACION MINORITARIA	-1,193,435	67,310	-1,191,785	82,811	0	0	-1,650	-15,501	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	-3,039,658	-1,255,629	3,685,191	523,874	-1,869,946	203,528	-1,067,487	-656,938	408,631	492,952	-4,196,047	-1,819,045

SECTOR 1: FINANCIERO
SECTOR 2: AGROTECNOLOGIA
SECTOR 3: EMPAQUES

CLAVE DE COTIZACIÓ SAVIA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000 TRIMESTRE: 4 AÑO: **2000**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	62,850,786	63,911,877	33,394,408	21,913,802	84,591,680	73,277,073	11,653,514	12,548,606	0	0	0	0
s02	ACTIVO CIRCULANTE	38,920,518	35,982,367	1,204,145	793,180	34,444,616	30,964,230	5,680,047	5,811,317	0	0	0	0
s03	LARGO PLAZO	1,201,380	3,214,258	28,826,502	20,151,955	29,862,869	23,093,866	165,013	272,347	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	363,237	1,365,283	1,601,618	-99,814	1,895,315	1,202,744	69,540	62,725	0	0	0	0
s05	OTRAS INVERSIONES	838,143	1,848,975	27,224,884	20,251,769	27,967,554	21,891,122	95,473	209,622	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	10,095,896	6,073,352	-251,094	13,156	7,140,520	3,753,995	2,704,282	2,332,513	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	12,083,116	7,360,012	-161,871	13,121	8,588,516	4,614,189	3,332,729	2,758,944	0	0	0	0
s08	DEPRECIACION ACUMULADA	1,987,220	1,286,660	89,223	-35	1,447,996	860,194	628,447	426,431	1,987,220	1,286,660	89,223	-35
s09	ACTIVO DIFERIDO (NETO)	14,280,462	6,280,900	700,146	-28,707	11,406,893	3,137,948	3,573,715	3,114,245	14,280,462	6,280,900	700,146	-28,707
s10	PASIVO TOTAL	38,057,393	8,057,936	-10,821,501	344,083	19,993,659	1,894,121	7,242,233	6,507,898	38,057,393	8,057,936	-10,821,501	344,083
s11	PASIVO CIRCULANTE	22,038,530	3,128,443	-5,959,963	344,418	13,313,383	853,870	2,765,184	2,618,991	22,038,530	3,128,443	-5,959,963	344,418
s12	PASIVO A LARGO PLAZO	11,987,669	4,926,373	-1,805,705	-335	5,704,915	1,037,131	4,477,049	3,888,907	11,987,669	4,926,373	-1,805,705	-335
s13	CREDITOS DIFERIDOS	4,031,194	3,120	-3,055,833	0	975,361	3,120	0	0	4,031,194	3,120	-3,055,833	0
s14	CAPITAL CONTABLE CONSOLIDADO	20,985,116	19,084,697	13,937,797	9,965,342	30,193,440	24,814,984	4,729,473	4,235,055	20,985,116	19,084,697	13,937,797	9,965,342
s15	CAPITAL CONTABLE MAYORITARIO	16,066,393	17,255,264	32,346,232	11,239,541	43,930,065	24,812,751	4,482,560	3,682,054	16,066,393	17,255,264	32,346,232	11,239,541
s16	CAPITAL CONTRIBUIDO	5,518,849	5,106,405	19,044,787	14,579,243	18,825,564	16,054,169	5,738,072	3,631,479	5,518,849	5,106,405	19,044,787	14,579,243
s17	CAPITAL GANADO (PERDIDO)	10,547,544	12,148,859	13,301,445	-3,339,702	25,104,501	8,758,582	-1,255,512	50,575	10,547,544	12,148,859	13,301,445	-3,339,702
s18	FLUJO NETO DE EFECTIVO	0	0	0	0	0	0	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2: ESTADOS UNIDOS DE NORTE AMERICA
PAIS 3:

CLAVE DE COTIZACIÓ SAVIA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000 TRIMESTRE: 4 AÑO: **2000**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	30,810,504	27,292,141	-653,483	-603,671	24,653,064	20,168,875	6,810,923	7,726,937	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	4,864,169	5,409,221	-539,224	-562,973	2,989,190	2,596,565	2,414,203	3,375,629	0	0	0	0
r05	GASTOS DE OPERACION	7,422,515	4,950,595	-428,241	-531,351	4,842,367	2,566,755	3,008,389	2,915,191	0	0	0	0
r06	RESULTADO DE OPERACION	-2,558,346	458,626	-110,983	-31,622	-1,853,177	29,810	-594,186	460,438	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	669,704	432,418	-161,356	-209,415	515,379	-135,544	315,681	777,377	0	0	0	0
r08	INTERESES PAGADOS	1,344,602	1,570,464	-232,855	-125,668	1,086,204	1,113,562	491,253	582,570	0	0	0	0
r09	INTERESES GANADOS	232,612	332,558	-232,868	-120,685	403,518	380,592	61,962	72,651	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-353,973	-436,449	12,375	-20,593	-188,962	-314,844	-177,386	-101,012	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	421,988	959,980	-2,886,972	-477,208	3,000,674	1,135,753	308,286	301,435	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-3,650,038	-933,772	1,359,175	545,244	-3,791,060	-860,643	-1,218,153	-618,373	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	812,247	285,343	443,940	48,317	579,578	70,066	-211,271	166,960	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-4,462,285	-1,219,115	915,235	496,927	-4,370,638	-930,709	-1,006,882	-785,333	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	1,578,170	109,755	-1,578,170	-109,755	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-4,462,285	-1,219,115	2,493,405	606,682	-5,948,808	-1,040,464	-1,006,882	-785,333	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	-247,594	-98,681	-2	-2	-247,592	-98,679	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-4,214,691	-1,120,434	2,493,407	606,684	-5,701,216	-941,785	-1,006,882	-785,333	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	18,402	67,885	-1	-1	0	0	18,403	67,886	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-4,233,093	-1,188,319	2,493,408	606,685	-5,701,216	-941,785	-1,025,285	-853,219	0	0	0	0
r22	PARTICIPACION MINORITARIA	-1,193,435	67,310	-1,191,785	82,811	0	0	-1,650	-15,501	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	-3,039,658	-1,255,629	3,685,193	523,874	-5,701,216	-941,785	-1,023,635	-837,718	0	0	0	0

PAIS 1: ESTADOS UNIDOS DE NORTE AMERICA

PAIS 2: MEXICO

PAIS 3:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**

SAVIA, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		1	466,529,934			466,529,934	7,194	
TOTAL			**466,529,934**	**0**	**0**	**466,529,934**	**7,194**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
466,529,934
SHARES PROPORTION BY :

CPO'S : 4
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	4,063,000	43.35400	43.90000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SAVIA** QUARTER: **4** YEAR: **2000**
SAVIA, S.A. DE C.V.

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2000** AND **1999** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. RUBEN MARTINEZ DONDE
ATTORNEY IN FACT

C.P. FRANCISCO GARZA BARBOSA
ATTORNEY IN FACT

SAN PEDRO GARZA GARCIA, NL, AT JUNE 29 OF 2001